UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 5)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted on paper if permitted by Regulation S-T Rule 101(b)(8)	☒

INDEPENDENT NICKEL CORP.
(Name of Subject Company)

Province of Ontario, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

VICTORY NICKEL INC.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

45401R100
(CUSIP Number of Class of Securities (if applicable))

80 Richmond Street West
Suite 1802
Toronto, Ontario, M5H 2A4
Attention: Sean Stokes
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

August 19, 2008
(Date Tender Offer/Rights Offering Commenced)

8 pages total

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(a) Press release, dated October 6, 2008

Item 2. Informational Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the informational documents published in the United States or disseminated to U.S. holders by Victory Nickel Inc.

DOCUMENT 1

Victory Nickel Acquires Common Shares of Independent Nickel and Extends Offer

Toronto, October 6, 2008 – Victory Nickel Inc. ("Victory Nickel" or the "Company")(TSX:NI, www.victorynickel.ca) announced today that it has waived the minimum tender condition of its offer (the "Offer") to acquire all of the outstanding common shares (the "Independent Shares") of Independent Nickel Corp. ("Independent") (TSX:INI) on the basis of 1.1 of a Victory Nickel share for each Independent Share, pursuant to its offer to purchase and takeover bid circular dated August 19, 2008, as amended by its notice of variation and extension dated September 2, 2008 and by its notice of extension dated September 24, 2008. Victory Nickel has taken-up and paid for 46,741,434 Independent Shares, being all of the Independent Shares tendered pursuant to the Offer as at 6:00 p.m. (Toronto time) on October 6, 2008 (the "Expiry Time").

As a result of the take-up of the Independent Shares deposited to the Offer, Victory Nickel has ownership and control over 46,741,434 Independent Shares, representing approximately 77% of the 60,613,738 issued and outstanding Independent Shares.

Victory Nickel acquired ownership and control over 77% of the issued and outstanding Independent Shares by the issuance of an aggregate of 51,415,577 Victory Nickel shares ("Victory Nickel Shares"). As of the date hereof, the closing trading price of the Victory Nickel Shares on the Toronto Stock Exchange (the "TSX"), as reported by the TSX, was $0.105 per Victory Nickel Share.

Victory Nickel also announced that it has extended the Offer to 6:00 p.m. (Toronto time) on October 17, 2008, to allow any Independent shareholders who have not yet tendered their Independent Shares sufficient time to do so. A Notice of Extension relating to the extension of the Offer has been filed on SEDAR and will be mailed to Independent shareholders in the coming days.

Victory Nickel intends to acquire all of the Independent Shares not acquired by the Expiry Time pursuant to a Compulsory Acquisition, if available, or pursuant to a Subsequent Acquisition Transaction, if available.

About Victory Nickel

Victory Nickel Inc. is a Canadian company with three sulphide nickel deposits containing significant 43-101-compliant nickel resources. Victory Nickel is focused on becoming a mid-tier nickel producer by developing its existing properties, Minago and Mel in Manitoba, and Lac Rocher in northwestern Quebec, and by evaluating opportunities to expand its nickel asset base.

For further information, please visit our website at www.victorynickel.ca, or contact:
René Galipeau or Sean Stokes, (416) 363-8527, admin@victorynickel.ca.

For shareholders with questions on tendering please call the Information Agent Kingsdale Shareholder Services Inc.

North American Toll Free Number: 1-800-775-3159
Overseas: 1-416-867-2272
E-Mail: contactus@kingsdaleshareholder.com
Website: www. kingsdaleshareholder.com"

261544\1195378.v3

FORWARD-LOOKING STATEMENTS: This news release and the Offer Documents and the material incorporated by reference therein contain certain "forward-looking statements." All statements, other than statements of historical fact, that address activities, events or developments that Victory Nickel believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek," "anticipate," "believe," "plan," "estimate," "expect," and "intend" and statements that an event or result "may," "will," "can," "should," "could," or "might" occur or be achieved and other similar expressions. These forward-looking statements reflect the current expectations or beliefs of Victory Nickel based on information currently available to Victory Nickel. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of Victory Nickel to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on Victory Nickel. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to successfully complete the Offer, financings, capital and other costs varying significantly from estimates, production rates varying from estimates, changes in world copper, nickel and/or gold markets, changes in equity markets, uncertainties relating to the availability and costs of financing needed in the future, equipment failure, unexpected geological conditions, imprecision in resource estimates, success of future development initiatives, competition, operating performance of facilities, environmental and safety risks, delays in obtaining or failure to obtain necessary permits and approvals from government authorities, and other development and operating risks. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, Victory Nickel disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although Victory Nickel believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein. Because of the risks, uncertainties and assumptions inherent in forward-looking information, prospective investors, including holders of Independent Nickel Shares, in Victory Nickel's securities should not place undue reliance on forward-looking information.

This offer is being made for the securities of a Canadian issuer and by a Canadian issuer that is permitted to prepare the offer and circular in accordance with the disclosure requirements of Canada. U.S. shareholders should be aware that such requirements are different from those of the United States. The financial statements to be included or incorporated by reference in the Offer Documents will be prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

The enforcement by shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Victory Nickel is incorporated under the laws of Ontario, Canada, that some or all of its officers and directors may be residents of jurisdictions outside the United States, that some or all of the experts named in the Offer Documents may be residents of jurisdictions outside the United States and that all or a substantial portion of the assets of Victory Nickel and said persons may be located outside the United States.

U.S. Shareholders should be aware Victory Nickel may purchase securities otherwise than under the Offer, such as in the open market or in privately negotiated purchases.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not Applicable.

(2) Not Applicable.

(3) Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Victory Nickel Inc. has previously filed with the Securities and Exchange Commission (the "SEC"), an Irrevocable Consent and Power of Attorney on Form F-X.

Victory Nickel Inc. will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VICTORY NICKEL INC.

By: [signature]
Name: Rene Galipeau
Title: Chief Executive Officer

Date: October 6, 2008.

END